FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by IL&FS Investsmart Limited, an Indian incorporated, 93.86 per cent-owned subsidiary of HSBC Holdings plc.

IL&FS INVESTSMART

RESULTS FOR THE YEAR ENDED 31 MARCH 2009

  Consolidated net loss after tax of Rs109.43 crore (US$21.54 million) for the year ended 31 March 2009 - down Rs164.39 crore (US$32.36 million) compared with a profit of Rs54.96 crore (US$10.82 million) for the previous year.

  Operating income of Rs218.91 crore (US$43.08 million) for the year ended 31 March 2009 - down Rs173.18 (US$34.08 million), or 44.2 per cent, compared with Rs392.09 crore (US$77.16 million) for the previous year.

  Loss per share of Rs15.67 (US$0.308) for the year ended 31 March 2009 - down from earnings per share of Rs7.87 (US$0.155) for the previous year.

Commentary

IL&FS Investsmart recorded a net loss of Rs109.43 crore (US$21.54 million) for the year ended 31 March 2009. This represents a Rs164.39 crore (US$32.36 million) decrease compared with the year ended 31 March 2008.

The downturn in the equity markets has lead to a steep fall of 50.5 per cent in equity broking revenue from Rs134 crore (US$26.37 million) to Rs66.4 crore (US$13.07 million). Financing income has reduced 24.3 per cent from Rs129.4 crore (US$25.47 million) to Rs97.9 crore (US$19.27 million) on account of deteriorating market conditions coupled with implementation of more prudent credit policies.

Operating expenses increased by Rs10.70 crore (US$2.11 million), or 3.5 per cent, compared to the previous year mainly due to the costs associated with aligning the business with HSBC and increased provisions for loss contingencies. In addition, a goodwill impairment charge of Rs8.8 crore was recognised against one of the subsidiaries.

Notes to editors

1. Basis of accounting

The above results are on an India GAAP basis.

2. IL&FS Investsmart Limited (Investsmart)

IL&FS Investsmart Group (IIL) is one of India's leading financial services organisations. IIL, through its subsidiaries in India and Singapore, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL's 1518 employees provide a complete range of investment solutions to over 160,000 customers in India through its 78 branches and 168 franchisee outlets from over 103 cities. It has been recognised as 'National Best Performing Financial Advisor - Retail' for two years in a row (2006-07 and 2007-08) by CNBC TV 18. Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange. HSBC holds a 93.86 per cent stake in the company.

3. HSBC in India

HSBC is one of India's leading banking and financial services institutions, with over 37,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. The India branches of The Hongkong and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 2.8 million customers through their 47 branches and 173 ATMs across the 26 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Jodhpur, Kochi, Kolkata, Ludhiana, Lucknow, Mumbai, Mysore, Nagpur, Noida, New Delhi, Patna, Pune, Raipur, Trivandrum, Thane, Vadodara and Visakhapatnam.

The HSBC Group recently acquired a majority stake in Investsmart that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of India's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company.

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  29 April, 2009